Morgan Stanley Institutional Fund, Inc. - Focus Equity Portfolio

Item 77.C.     Matters Submitted to a Vote of Security Holders

      At  a  Special Meeting of Shareholders held on January  24,
2006, the shareholders of Morgan Stanley Institutional Fund, Inc.
-  Focus Equity Portfolio (the "Portfolio") approved changing the
Portfolio from a diversified fund to a non-diversified fund.

For:      3,259,947.192
Against:              1,534.621
Abstain:         6,853.000